UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐Form 11-K	☐ Form 20-F
	☐ Form 10-Q	☐Form N-SAR

For Period Ended: December 31, 2011

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K

For the Transition Period Ended: ____________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _ __________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: BioDrain Medical, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 2060 Centre Pointe Boulevard, Suite 7

City, State and zip code: Mendota Heights, Minnesota 55120

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is not able to file its Form 10-K within the prescribed time period because the Company’s difficult capital situation delayed the payment of the audit fees required to be paid for the past fiscal year to its independent auditors, thus delaying the completion of the 2011 audit per applicable audit standards. Further, changes in accounting personnel have made it difficult to coordinate and complete the required financial reporting and disclosures and proper review by the Company’s board of directors for the year ended December 31, 2011. The delay could not have been avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin R. Davidson	(651) 389-4800
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: The statement of operations for the period ended December 31, 2011, compared to the 2010 results, is expected to reflect the following changes. The Company’s revenues increased to $96,600 in 2011 compared to $300 in 2010, due to the sale of 5 Streamway units. The Company’s net loss increased to $2,069,200 compared to $1,362,700 in 2010, due to higher Sales and Operating Expenses and accordingly loss per share increased over the 2010 level.

BioDrain Medical, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012	By:	/s/ Kevin R. Davidson
Kevin R. Davidson Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).